[LETTERHEAD OF KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP]

February 14, 2007

Via Edgar and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attn:  H. Christopher Owings
Assistant Director

Re:	Fuqi International, Inc. Registration Statement on Form 10 Filed December 29, 2006 File No. 0-52383

Dear Mr. Owings:

On behalf of Fuqi International, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 1 to the registration statement on Form 10/A filed with the Securities and Exchange Commission (“Commission”) on February 14, 2007 (“Amendment No. 1”). We are also forwarding to you via Federal Express courtesy copies of this letter and Amendment No. 1, in a clean and redline version marked to show changes from the registration statement on Form 10 originally filed filed on December 29, 2006 (the “Original Filing”). We have been advised that changes in Amendment No. 1 from the Original Filing, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of the Original Filing, the Commission issued a comment letter dated January 26, 2007. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Form 10

General

1.
Comment: Please be advised that your registration statement will automatically become effective sixty days after filing. Since you initially filed on December 29, 2006, your filing will become effective on February 26, 2007. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments, If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Response: We respectfully note your comment and acknowledge that the Company’s Form 10 will automatically become effective on February 26, 2007.

H. Christopher Owings
February 14, 2007

Item 1. Description of Business, page 2

Corporate History, page 2

2.
Comment: Please consistently refer to Fuqi International Holdings Co,, Ltd. as either “Fuqi BVI” or “Fuqi International Holding” and Shenzhen Fuqi Jewelry Co., Ltd. as either “Fuqi China” or “Shenzhen Fuqi.”

Response: We respectfully note your comment and have revised the Form 10 to reference Fuqi International Holdings Co., Ltd. as Fuqi BVI and Shenzhen Fuqi Jewelry Col, Ltd. as Fuqi China.

Design and Product Development, page 3

3. Comment: Briefly define “gold works” and “18K platinum.”

Response: We respectfully note your comment and have revised the disclosure to clarify that the Company line of products include other gold charms and 14K gold, as opposed to gold works and 18K platinum.

Manufacturing, page 3

4.
Comment: Please describe in further detail your senior design team. Briefly describe their experience and how they work. For example, do they design original pieces? Do they pattern their pieces after popular styles in other countries? Do they travel to other centers of jewelry manufacturing worldwide to view designs, methods of manufacturing, etc.?

Response: We respectfully note your comment and have revised the disclosure to provide additional information regarding the Company’s design team and design process.

5.	Comment: Please also explain the significance of being “one of the first jewelry makers in China to become ISO 9001 certified.”

Response: We respectfully note your comment and have revised the disclosure to indicate that we are ISO 9001 accredited, which relates to the quality of our products.

6.	Comment: Please revise the second sentence in the first paragraph to state that you believe you use the latest jewelry processing equipment and procedures in the production of your jewelry.

Response: We respectfully note your comment and revised the disclosure accordingly.

Business and Growth Strategy, page 4

7.
Comment: We note that you plan to develop platinum as the primary metal from which your jewelry is manufactured, We also note that you intend to open 15 retail stores in China in 2007. Please revise to elaborate upon these plans. For example, how do you plan to emphasize platinum? With respect to your retail plans, do you already have locations procured? Considering it would appear that you offer a wide variety of product styles, do you plan to offer all of these in your retail stores? How do you plan to compete effectively with the competitors you mention later? Are there any limitations upon what you may sell in the retail market as compared to what you sell to your wholesale clients?

Response: We respectfully note your comment and have revised the disclosure accordingly.

H. Christopher Owings
February 14, 2007

Sales and Marketing, page 4

8.
Comment: Please describe in further detail your customer base. For example, is an equal percentage of your jewelry designed for adults, as well as youth? If your jewelry were sold on a retail basis in the United States, what would be the range of its selling prices?

Response: We respectfully note your comment and have revised the disclosure to identify and quantify our customer base. We have also indicated the price range of our average products.

9.	Comment: Please explain “laurel sponsorship.”

Response: We respectfully note your comment and have revised the disclosure to indicate that we create the laurel and baton trophies for contest winners and runner-ups.

10.	Comment: The significance of the beauty pageants and governmental awards you refer to may be unclear to a reader unfamiliar with China. Please briefly explain.

Response: We respectfully note your comment and have revised the disclosure to indicate that our work with beauty contests provides us an opportunity to display our design ability and craftsmanship.

Supply of Raw Materials, page 5

11.	Comment: We note your indication of where you procure your raw metals, however, it is not clear what your source of stones is for your Studded Jewelry Series.

Response: We respectfully note your comment and have revised the disclosure accordingly.

Employees, page 6

12.
Comment: On page 6 you state that you have more than 600 employees full-time employees. However, in the first paragraph on page 9 you indicate that you currently have approximately 800 full-time employees. Please clarify.

Response: We respectfully note your comment and supplementally inform you that the reference to 800 employees have been changed to more than 600 employees.

Risk Factors, page 7

13.	Comment: Please revise the second sentence in the headnote to state that investors should carefully consider the material risks described below, etc.

Response: We respectfully note your comment and have revised the disclosure accordingly.

14.	Comment: Please generally review your risk factor captions to ensure they do not merely state facts, but clearly describe the discrete material risks to you or your investors. See, for example:

•	“We may have difficulty establishing adequate management, legal and financial controls in the PRC,” page 12;

H. Christopher Owings
February 14, 2007

•	“We may not be able to achieve the benefits expected to result from the Share Exchange Transaction,” page 13; and

•	“We do not foresee paying cash dividends in the foreseeable future,” page 15,

Please note these are examples only. Please revise as necessary. Do not assume that investors unfamiliar with your business will be able to decipher the risk.

Response: We respectfully note your comment and have revised the risk factor headings to more specifically describe the risks to our investors.

15.
Comment: In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers of your securities. For example, we note that the following risk factors appear to contain generic disclosures:

•	“We may need to raise additional funds in the future and these funds may not be available on acceptable terms or at all,” page 8;

•	“Our ability to increase our revenue could be harmed if we are unable to strengthen and maintain a brand image,” page 8;

•	“We face significant competition from competitors, many of which are larger and have access to more resources,” page 8; and

•	“The failure to manage growth effectively could have an adverse effect on our business, financial condition, and results of operations,” page 9,

Please note these are examples only. Please review your entire risk factor section and revise as necessary.

Response: We respectfully note your comment and omitted generic risk factors and revised risk factors to provide additional information.

“There is no current trading market for our common stock…” page 13

16.	Comment: Please also indicate you will need a market-maker in the future to apply for the quotation of your common stock on the OTC Bulletin Board.

Response: We respectfully note your comment and have revised the disclosure accordingly.

“If we fail to maintain effective internal controls over financial reporting. the price of our common stock may be adversely affected.” page 14.

17.	Comment: Please also discuss the risk of accounting errors and financial fraud if you fail to maintain effective internal controls over financial reporting.

Response: We respectfully note your comment and have revised the disclosure accordingly.

H. Christopher Owings
February 14, 2007

Item 2. Financial Information, page 16

Management Discussion and Analysis or Plan of Operations, page 18

18.
Comment: Refer to the first paragraph on page 19. Please quantify the “substantial portion” of your capital that will be applied to the acquisition of materials, components and additional tooling, assembly and labor to manufacture jewelry and to expand your sales, marketing and promotional activities. Also quantify the “substantial additional capital” you will require for assembly or manufacturing activities, for purchase of additional components and for marketing and advertising activities.

Response: We respectfully note your comment and have quantified the Company’s additional capital requirements based on the Company’s current development plan and assumptions.

Results of Operations, page 21

Nine Months Ended September 30, 2006 and 2005, page 22

19.
Comment: Your explanation for the decrease in gross profit margin seems inconsistent with your explanation for the increase in net sales. Please revise your disclosure to clarify whether there was an increase or decrease in your sales prices in the nine months ended September 30, 2006.

Response: We respectfully note your comment and have revised the disclosure to clarify how the Company’s attempt to increase sales lead to a decrease in gross profit margins; however, a simultaneous increase in the price of precious metals still allowed for an increase in the Company’s net sales and gross profits.

Years Ended December 31, 2005 and 2004, page 23

20.
Comment: Where you identify intermediate causes of changes in your operating results, please describe the reasons underlying such causes. For example, stating that your net sales increase is primarily attributable to increases in sales quantity only identifies the intermediate cause of the change. Please indicate the specific reason(s) for the volume increase. Additionally, please quantify the extent to which price versus volume changes contributed to the overall change in net sales, See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response: We respectfully note your comment and have revised the disclosure to provide additional information for underlying intermediate causes for the changes in our operating results.

Liquidity and Capital Resources, page 25

21.
Comment: Please revise your discussion of the changes in cash provided by/used in operations to explain in a reasonable amount of detail the reasons for any significant fluctuations in your working capital accounts, including your inventory and accounts receivable.

Response: We respectfully note your comment and have revised the disclosure to provide additional information regarding the reasons for any fluctuation in the Company’s working capital accounts.

H. Christopher Owings
February 14, 2007

22.
Comment: You indicate in the second paragraph on page 26 that you may require additional cash resources for any investments or acquisitions you may decide to pursue. If you are presently contemplating any investments or acquisitions, please describe.

Response: We respectfully note your comment and have revised the disclosure to provide additional information regarding leases for a number of retail outlets that we are currently contemplating on acquiring.

Contractual Obligations, page 26

23.
Comment: Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table, If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Section IVA and footnote 46 to the Commission’s MD&A guidance issued December 29, 2003, available at www.sec.gov.

Response: We respectfully note your comment and have revised the table accordingly.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 28

24.	Comment: Disclose, by footnote or otherwise, the natural person(s) who control Bay Peak LLC.

Response: We respectfully note your comment and have added a footnote disclosing that Philip Cory Roberts has 100% control of Bay Peak LLC.

Item 6, Executive Compensation, page 30

25.
Comment: Please update the disclosure that appears here and elsewhere to reflect the implementation of the new disclosure requirements relating to executive compensation and related person disclosure. Refer to Securities Act Releases 8732A and 8765 and Question 7 of the “Executive Compensation and Related Person Disclosure Transition Questions and Answers” located at our web-site at www.sec.gov. We may have further comment upon reviewing your revised disclosure.

Response: We respectfully note your comment and have updated the Executive Compensation section accordingly.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 32

26.
Comment: We note that Mr. Chong borrowed from Fuqi International since the inception of its operations and the operations of Shenzhen Fuqi Jewelry Company Limited. We also note Fuqi International declared dividends to Mr. Chong, ‘as its sole stockholder, which offset the amounts he owed. Please confirm that Mr. Chong ‘ has repaid all amounts owed by him to Fuqi International.

Response: We respectfully note your comment and we confirm that Mr. Chong has repaid all amounts owed by him to Fuqi International.

H. Christopher Owings
February 14, 2007

27.	Comment: Please indicate whether the terms of the related party transactions are comparable to terms with unaffiliated parties.

Response: We respectfully note your comment and have revised the disclosure to indicate that the terms of the related party transactions are comparable for affiliated and unaffiliated parties.

Item 9, Market Price of and Dividends on the Registrant’s Common Equity and Other Stockholder Matters, page 33

28.
Comment: We note that you intend to apply for quotation of your common stock do the OTC Bulletin Board. Please indicate you will need a market-maker to apply for the quotation of your common stock on the OTC Bulletin Board.

Response: We respectfully note your comment and have revised the disclosure to indicate that we will need a market-maker to apply for the quotation of our common stock on the OTC Bulletin Board.

Item 10. Recent Sales of Unregistered Securities, page 35

29.	Comment: Please briefly describe the facts relied upon for the each of the exemptions claimed.

Response: We respectfully note your comment and have revised the disclosure to more fully describe the facts relied upon for each of the exemptions claimed.

Item 14. Changes in and Disagreements with Accountants and Financial Disclosure, page 39

30.
Comment: Please file a letter addressed to the Commission from your former auditor stating whether it agrees with the statements made by you in Item 14 and, if not, stating the respects in which it does not agree, This letter should be filed as an exhibit to your Form 10 within two business days of receipt, See Item 15 of Form 10 as well as Item 304(a)(3) and Item 601(b)(16) of Regulation S-K.

Response: We respectfully note your comment and have filed the required letter from our former auditor as an exhibit to the Form 10.

Item 15. Financial Statements. page 40

General

31.	Comment: Please update your audited financial statements through December 31, 2006 before the registration statement becomes effective. Refer to Rule 3-12(d) of Regulation S-X.

Response: We respectfully not your comment and the Company expects to update the audited financial statements for the year ended December 31, 2006 in Amendment No. 2 to the Form 10, as soon as the audit is complete.

32.
Comment: Please explain to us in detail how you account for stockholder advances and loans and the basis in GAAP for your accounting treatment citing appropriate authoritative literature. In your response please address the following:

a.	Whether you offset advances to stockholder and loans from stockholder on your balance sheets and why your accounting treatment complies with FIN 39;

H. Christopher Owings
February 14, 2007

b.	Why advances to stockholders presented as cash flows used in investing activities differ from the amounts disclosed in Note 7 on page 66;

c.
Whether repayments from stockholder, net presented in cash flows provided by (used for) financing activities on page 57 actually represent advances that should be presented as advances to stockholders in cash flows used in investing activities;

d.	Whether you net cash payments and cash receipts related to advances to stockholder and loans from stockholder in your statements of cash flows and why your presentation complies with SFAS 95;

e.	Whether you received and repaid loans from stockholders during the periods presented and how such amounts are presented in your balance sheets and statements of cash flows;

f.
Whether advances to stockholders at each balance sheet date are likely to be repaid and why the advances are properly classified as assets rather than a reduction of equity given the guidance in SAB Topics 4:E and 4:G; and

g.
The nature of the arrangement whereby your stockholder collected cash revenues on your behalf and how you accounted for and presented the transactions and cash flows in your balance sheets and statements of income and cash flows.

Response: We respectfully note your comment and provide the following responses:

a.
The Company did not offset the advances to the stockholder and loans from stockholder. “Repayments from stockholder, net” in the consolidated statements of cash flows represented the amounts repaid to the primary shareholder during the year of 2004 for loans advanced to the Company in the previous years while “Advances to Stockholder” represented the amount of advances to the primary stockholder. The Company did not offset any assets and liabilities and therefore FIN39 does not apply.

b.
The cash flow statement has been revised to distinguish the cash transactions related to the loans payable to the stockholder which are classified as “Financing Activities” and cash transactions related to the advances due from the stockholder which are under “Investing Activities”. Note 7 has been revised to further clarify these transactions.

c.
“Repayments from stockholder, net” in the consolidated statements of cash flow in the amount of $5,436,586 and $8,013,659 for the years ended December 31, 2005 and 2004 represented amounts repaid to the stockholder for loans payable to this stockholder. The amounts were considered as repayments of loan payable to the stockholder instead of advances to stockholder. The statements of cash flows have been revised to show the gross amount being loaned by the stockholder and the repayments to settle these loans payable. The transactions are also explained in Note 7 to further clarify these transactions. The company followed SFAS 95, ¶14 in classifying the cash transactions with the major shareholder. Per footnote 4 to ¶14 “Generally, each cash receipt or payment is to be classified according to its nature …..” When the company needed shareholder loans to finance its operations, those cash transactions were classified as financing activities. Once the operating cash flows were sufficient to finance operations, the shareholder financing became unnecessary, and the shareholder cash transactions were then classified as investing activities. The Company classified the loans payable to stockholder and related repayments to these loans payable as financing activities in accordance with the paragraph 19 of SFAS95. In accordance with paragraph 19 of SFAS95, short-term and long-term borrowings and repayments of amounts borrowed should be classified as Financing Activities in the statements of cash flows. After the full settlement of the loans payable to stockholder in 2004, the Company advanced funds to the stockholder. Under paragraph 18 of SFAS95, disbursements for loans made by the enterprise and receipts for loans made by the enterprise should be classified as investing activities. Accordingly such related transactions were being classified under the Investing Activities in the statements of cash flows.

H. Christopher Owings
February 14, 2007

d.
The Company incorrectly netted the cash payments and cash receipts related to advances to stockholder and loans payable to stockholder. From the inception of the operations in 2001, the primary stockholder advanced funds to the Company as working capital. The Company paid off all the loans payable to stockholder during the year ended December 31, 2004.

e.
The cash proceeds of loans borrowed from the stockholder and cash repayments related to these loans were fully disclosed in the statement of cash flows under the Financing Activities. Since the loans payable are fully settled during 2004, no loan payable is shown on the balance sheet as of December 31, 2004. The cash advances to stockholder and the cash collections on advances to stockholder were fully disclosed in the statement of cash flows under Investing Activities. The outstanding balance of advances to stockholder amounted $9,487,562 was shown in the balance sheet as of December 31, 2005.

f.
The advances to the stockholder in the amount of $9,487,562 as of December 31, 2005 were fully paid during the nine months ended September 30, 2006. SAB Topic 4:E, and Topic 4G address receivable related to sales of stock which will unlikely be paid in the future. The advances to the stockholder of the Company do not characterize as unpaid capital subscription since the receivables were temporary in nature and accordingly, they were classified as assets instead of a reduction of capital. The advances amount was fully settled and paid in full as of September 30, 2006. We do not believe SAB Topic 4:E and Topic 4G apply since none of these advances to stockholder are related to the sales of capital and the full amount was fully settled subsequent to the year end.

g.
As the cash revenue was recognized and collected, it was recorded as an increase of “Advances to stockholder” on the balance sheet and “Sales” on the statements of income. On the statements of cash flows, it was classified as disbursements on advances to stockholder under investing activities for the year ended December 31, 2005 and as repayments to loans payable to stockholder under financing activities for the years ended December 31, 2004 and 2003. Prior to 2005, the Company has outstanding loan payable to this stockholder, the cash revenue collected by this stockholder was classified as a repayment of the loan payable to this stockholder on the statements of cash flows. When the loan payable to the stockholder became fully repaid, the cash revenue collected by the stockholder was classified advances to stockholder on the statements of cash flows.

H. Christopher Owings
February 14, 2007

33.
Comment: Please explain to us in detail the capital structure of Shenzhen Fuqi (“operating company”) and Fuqi International Holdings (“shell company”) both before and after the May 17, 2006 recapitalization. In doing so, specifically address whether the operating company, a limited liability company, was a taxable entity prior to such recapitalization. If not, explain to us why you reflected the operating company as such in your financial statements during these periods. Also, please explain to us how you accounted for the recapitalization and why the shares issued in return for the net assets of the shell company are retroactively reflected as outstanding shares for each period presented in your statements of stockholder’ equity on page 56. If you conclude that the shares issued to the shell company should not be retroactively reflected as outstanding shares for each period presented, please revise your statements of stockholders’ equity accordingly and make conforming revisions to the weighted average number of shares used in computing earnings per share, In addition, with respect to both the May 2006 and November 2006 recapitalizations, please tell us the number of shares retained by the shell company and provide us with the share exchange ratio, with the share exchange ratio being the number of shares issued by the shell company to the operating company as compared to the number of shares previously outstanding in the operating company.

Response: Prior to the May 17, 2006 recapitalization, both Shenzhen Fuqi and Fuqi International Holdings were 100% owned by Mr. YuKwai Chong. Shenzhen Fuqi’s contributed capital amounted $7,228,916 while Fuqi International Holdings’ contributed capital was $10,000. After the May 17, 2006 recapitalization, Fuqi International Holdings owns 100% of the capital interest of Shenzhen Fuqi, and Mr. YuKwai Chong remained the 100% owner of Fuqi International Holdings. Mr. Chong put the stock of Shenzhen Fuqi into Fuqi International, and accounted for the transaction as a recapitalization. Accordingly the 18,886,666 owned by Mr. Chong are presented as outstanding for all reporting periods.

Shenzhen Fuqi is a taxable entity prior to the recapitalization in the People of Republic of China (“PRC”).

Under a recapitalization, the operating entity would be presented as the continuing accounting entity. Its capital and earnings per share would be restated, similar to reverse acquisition accounting, in accordance with the exchange ratio established in the merger. After the recapitalization in May 2006 and the reverse-merger in November 2006, Shenzhen Fuqi’s original stockholder, Mr. YuKwai Chong, owns 91.2% or 18,886,666 shares of the Fuqi International, Inc. Total number of shares outstanding after the November 2006 reverse-merger was 20,715,384. The Company retroactively restated the outstanding number of shares to 18,886,666 shares in each of the reporting periods since 18,886,666 shares represented Mr. YuKwai Chong’s 100% ownership on Shenzhen Fuqi during the each of the reporting periods through September 30, 2006. The Company concluded that its current presentation of retroactively reflecting the shares pertained to Mr. YuKwai Chong after the November 2006 recapitalization was proper.

Fuqi International, Inc. issued a total of 18,886,666 shares in exchange for 10,000 shares of Fuqi International Holdings (formerly Shenzhen Fuqi). The share exchange ratio was 1,888.67 to 1 where the number of shares issued by Fuqi International, Inc. is 18,886,666 and the number of shares previously outstanding in Fuqi International Holding is 10,000. The recapitalizations of May and November 2006 were retroactively restated in accordance with the exchange ratio (1,888.67 to 1).

Condensed Consolidated Statements of Income and Comprehensive Income, page 41

34.
Comment: You disclose on page 22 that cost of sales includes factory overhead. Please clarify for us whether this item includes charges for depreciation. If not, please revise the cost of sales line item caption to clearly indicate that it excludes such charges. Please refer to SAB Topic 11:B.

Response: We respectfully note your comment and respectfully inform you that the Company does not believe that revision of the disclosures is necessary as cost of sales includes the depreciation expense related to the factor facilities and to machinery and equipment.

H. Christopher Owings
February 14, 2007

Note (8) Pro Forma Information, page 52.

35.
Comment: In light of your disclosures on page 30 regarding the nominal compensation paid to your Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer during 2003, 2004, and 2005, as well as your disclosure in the subject footnote that you intend “to increase the annual compensation through substantially higher salaries in lieu of dividends)” please tell us why you believe you are not required to reflect in your historical financial statements the value of such services rendered as a capital contribution. Refer by analogy to SAB Topics I:B:1 and 5:T. Based on the pro forma information you provide, we assume that measurement of the value of the contributed services is not an issue.

Response: We respectfully note your comment. The Company presented the proforma information in accordance with SAB Topic 1, B2 which requires proforma financial statements and earnings per share information if the historical financial statements are not indicative of the ongoing entity. The Company believed the current salaries paid to its Chief Executive Officer and Chief Financial Officer and Chief Operating Officer during 2003, 2004 and 2005 represented the fair value of the services provided to the Company. The substantially higher compensation offered to these executives after the Company becomes a public company was related to more responsibilities to be assumed by these executives after the Company becomes a public listed company. The Company believed that the higher compensations represent the fair value for contributed services for a public listed company with similar size. The Company does not believe any of these executives contributed additional services which were not reflected in the historical financial statements as a private company in the People of Republic of China. The original wordings included in the proforma footnotes have been revised. SAB Topic 1:B1 addresses expenses incurred by parent on the Registrant’s behalf. The company believes that it has followed the guidance set forth in Staff Accounting Bulletin Topic 1.B.1 - “When the subsidiary’s financial statements have been previously reported on by independent accountants and have been used for other than for internal purposes, the staff has accepted a presentation that shows income before tax as previously reported, followed by adjustments of expenses not previously allocated, income taxes, and adjusted net income.” This is similar to the Fuqi fact pattern. The audited financial statements have previously been presented for other than internal purposes, will not be indicative of future operations, and appropriate pro forma disclosure has been made in the footnotes, consistent with the guidance in 1.B.1. There could not be a capital contribution for executive services rendered, because Fuqi paid fair value for the services as a private Chinese company.

There was no expense incurred by Fuqi International Holdings on behalf of Shenzhen Fuqi for the periods of financial statements being presented as Fuqi International Holdings was a non-operating company. All the expenses for Shenzhen Fuqi as a private company have been reflected in the historical financial statements. SAB Topic 5:T addresses to expenses or liabilities paid by principal stockholders. The Company believed the fair value of the serviced in relations to operating its company have been fully reflected in the historical financial statements as a private company. Fair value for services related to additional responsibilities to operating a public listed company were not performed during the periods of financial statements being presented, and accordingly should not be reflected in the historical financial statements.

H. Christopher Owings
February 14, 2007

Report of Independent Registered Public Accounting, page 53

36.
Comment: We note that your audit report is signed by Stonefield Josephson, Inc. out of Central, Hong Kong. However, we note that Stonefield Josephson, Inc.’s registration with the PCAOB lists the applicant country as the United States. Additionally, the application for registration with the PCAOB for Stonefield Josephson, Inc. does not list an office in Hong Kong, nor does Stonefield Josephson, Inc.’s website list an office in Hong Kong. Please tell us whether the firm that signed the report is the same firm registered with the PCAOB. If the firm that signed the report is an affiliate of the firm registered with the PCAOB, please tell us its legal name and whether it is registered with the PCAOB. Please be advised that if you restate the financial statements included in this filing, you must provide an audit opinion from a firm registered with the PCAOB.

Response: We respectfully note your comment and supplementally inform you that, per the Company’s discussion with Stonefield Josephson, Inc., the Hong Kong office was set up after the original registration with PCAOB. The Hong Kong office is a direct office of Stonefield Josephson, Inc. out of the United States. The Stonefield Josephson, Inc. website was recently updated to include the Hong Kong office’s information. The current Hong Kong office of Stonefield Josephson, Inc. is located in Wanchai, Hong Kong after a recent office move from Central, Hong Kong. The Hong Kong Office of Stonefield Josephson, Inc. that signed the report is the same firm registered with the PCAOB and is not an affiliated firm of Stonefield Josephson, Inc. Accordingly, no additional audit opinion is needed. The Hong Kong Office was listed as one of our offices in the Annual Report Form filed with the AICPA, Center for Public Company Audit Firms.

37.
Comment: The report of your independent accountants refers to the “auditing standards” of the Public Company Accounting Oversight Board (United States) rather than the “standards” of the Public Company Accounting Oversight Board (United States) as is required by PCAOB Auditing Standard No. 1, available at www.pcaobus.org, and SEC Release No. 34-49707, available at www.sec.gov, A reference to “auditing standards” of the PCAOB is too narrow and preclusive to other standards applicable to the audit. Please obtain and file a revised audit opinion from your independent public accounting firm that refers to the “standards” of the PCAOB.

Response: We respectfully note your comment and have obtained and filed a revised audit opinion from the Company’s independent public accounting firm that refers to the “standards” of the PCAOB.

Statement of Cash Flows, page 57

38.
Comment: Please explain to us why it is appropriate to net advances from affiliate with repayments to affiliate. See paragraphs 11.13 of SFAS 95. Additionally, please clarify whether the $991,326 loan was provided by a related or non-related party. The line item captions on your cash flows statements on pages 57 and 42 vary in this respect.

Response: We respectfully note your comment and have revised the statement of cash flows to show the gross advances from affiliate and gross repayments to affiliate. In addition, the loan payable in the amount of $991,326 was provided by an affiliate, accordingly we have revised the related line in the statements of cash flow to read “Loan from related party”.

H. Christopher Owings
February 14, 2007

Notes to Financial Statements, page 58

Note (1) Summary of Significant Accounting Policies, page 58

General

39.
Comment: Please tell us and disclose your policies for classifying shipping and handling costs and related amounts billed to customers in the statements of income. If shipping and handling costs are significant and are not classified in cost of sales, disclose the amount(s) of these costs and the line item(s) in which they are classified, See EITF 00-10.

Response: We respectfully note your comment and supplementally inform you that the Company did not incur and bill its customers any shipping and handling costs. Since the Company’s products are highly valuable, its customers pick up all of their merchandise at its showroom. Since the Company did not incur or bill any shipping and handling charges, it did not establish any policies for these costs. Accordingly, the Company believes that policies for shipping and handling costs are not necessary.

40.
Comment: Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the operating and selling and general and administrative expenses line items. In doing so, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, internal transfer costs, warehouse costs, and the other costs of your distribution network in cost of sales. With the exception of warehouse costs, if you currently exclude a significant portion of these costs from cost of sales, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and others like you exclude all or a portion of them from grass margin, including them instead in a line item such as operating and selling expenses or general administrative expenses. To the extent the excluded costs are material to your operating results, quantify these amounts in MD&A. If you determine that these amounts are immaterial for disclosure, please provide us with your qualitative and quantitative assessment of materiality for all periods presented.

Response: We respectfully note your comment and direct you to revised Note 1 of the Notes to the Consolidated Financial Statements. Disclosures for the types of expenses included in cost of sales, selling and marketing and general and administrative expenses were added in the Note 1 of the Notes to the Consolidated Financial Statements. Since all the costs referenced in your comment were included in the appropriate categories in the Statements of Income, the Company believes that neither cautionary disclosure nor excluded cost disclosure is needed in the MD&A.

H. Christopher Owings
February 14, 2007

Please do not hesitate to contact the undersigned or Anh Q. Tran, Esq. at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti

Thomas J. Poletti

cc: YuKwai Chong, Fuqi International, Inc.